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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          MICROWARE SYSTEMS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    595150103
                                 (CUSIP Number)

                                ANNETTE M. MULEE
                               RADISYS CORPORATION
                             DRAKE MERGER SUB, INC.
                           5445 NE DAWSON CREEK DRIVE
                               HILLSBORO, OR 97124
                                 (503) 615-1100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 10, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 595150103
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      RADISYS CORPORATION
      93-0945232
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)                                                                     X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization  Oregon
--------------------------------------------------------------------------------
Number of          7.      Sole Voting Power                        3,814,462 **
Shares             -------------------------------------------------------------
Bene-ficially      8.      Shared Voting Power                     15,889,833 **
Owned              -------------------------------------------------------------
by Each            9.      Sole Dispositive Power                   3,814,462 **
Reporting          -------------------------------------------------------------
Person With        10.     Shared Dispositive Power                15,889,833 **
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             19,704,295 **
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                  85.6%+
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             CO



     ** This Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares.

     + Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 23,015,276 shares outstanding as of August 14, 2001 (including shares subject to the 19.9% Option Agreement).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 595150103
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      DRAKE MERGER SUB, INC.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)                                                                      X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)   AF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization  IOWA
--------------------------------------------------------------------------------
Number of          7.      Sole Voting Power
Shares             -------------------------------------------------------------
Bene-ficially      8.      Shared Voting Power                        15,889,833
Owned              -------------------------------------------------------------
by Each            9.      Sole Dispositive Power
Reporting          -------------------------------------------------------------
Person With        10.     Shared Dispositive Power                   15,889,833
                   -------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                          15,889,833
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   82.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                            CO



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2001 and relating to the common stock, without par value (the "Shares"), of Microware Systems Corporation, an Iowa corporation (the "Company"). Capitalized terms not defined in this Amendment No. 1 have the meanings assigned to them in the Schedule 13D.

     Pursuant to Rule 14d-2, the Reporting Persons have caused to be filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated July 5, 2001, as amended by Amendment No. 1 filed on July 19, 2001, Amendment No. 2 filed on August 3, 2001, Amendment No. 3 filed on August 6, 2001 and Amendment No. 4 filed on August 13, 2001 (as amended and supplemented, the "Schedule TO"). The Schedule TO, including its exhibits, contains a discussion of the Offer and the Merger, and reference is made to the Schedule TO for more complete information concerning the matters referred to herein. Copies of such filings are available at the Securities and Exchange Commission public reference room and at the Securities and Exchange Commission web site at http://www.sec.gov. The Offer was made by means of the Offer to Purchase dated July 5, 2001, as amended, and filed as an exhibit to the Schedule TO (the "Offer to Purchase") and a Letter of Transmittal which is also filed as an exhibit to the Schedule TO. The Offer expired at 5:00 p.m., New York City time, on August 10, 2001 (the "Expiration Time"), and the Purchaser accepted for payment all Shares that had been properly tendered and not withdrawn as of the Expiration Time (including Shares subject to the guaranteed delivery procedure provided those Shares were properly tendered by no later than August 15, 2001).

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information set forth in (a) through (c) of Item 5 of the Schedule 13D is hereby amended as follows:

     (a) - (c) Under the Offer, based upon a report from Mellon Investor Services LLC, the Depositary for the Offer, Purchaser accepted for payment on August 10, 2001 15,896,533 Shares (including Shares subject to the guaranteed delivery procedure provided those Shares were properly tendered by no later than August 15, 2001). As of August 15, 2001, 15,889,833 Shares had been properly tendered. These Shares represent approximately 82.8% of the outstanding Shares as of August 14, 2001. Purchaser purchased the tendered Shares for $0.68 per Share, net to the seller in cash, without interest.

     Parent and Purchaser possess shared power to direct the vote of and to dispose of the tendered Shares. By reason of the 19.9% Option Agreement, if the conditions precedent are satisfied to permit Parent to exercise the Option, upon such exercise and as a result of such exercise, Parent would possess the sole power to direct the vote of and to dispose of an additional 3,814,462 Shares.

     In total, Purchaser beneficially owns an aggregate number of Shares equal to 15,889,833, or approximately 82.8% of the outstanding Shares as of August 14, 2001. Parent may be deemed to beneficially own an aggregate number of Shares equal to 19,704,295, or approximately 85.6% of the outstanding Shares as of August 14, 2001 (assuming exercise of the Option). Except as described in this Amendment No. 1, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any person named in Item 2 of the Schedule 13D, beneficially owns any Shares. Except as described in this Amendment No. 1, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any person named in Item 2 of the Schedule 13D, has effected any transactions in Shares since the Schedule 13D was filed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 6 of the Schedule 13D is hereby supplemented as follows:

     On August 6, 2001, Parent loaned $250,000 to the Company to allow the Company to meet its payroll obligations pending the completion of the Offer. The Company granted Parent a security interest in all of its personal property assets to secure the loan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Offer to Purchase dated July 5, 2001, as amended. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO.

        Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Schedule TO.*

        Exhibit 3 19.9% Option Agreement, dated as of June 29, 2001, by and among RadiSys Corporation and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(2) to the Schedule TO.*

        Exhibit 4 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit (d)(3) to the Schedule TO.*

        Exhibit 5 Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc. Incorporated by reference to Exhibit (d)(4) to the Schedule TO.*

        Exhibit 6 Termination and Buy-Out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich. Incorporated by reference to Exhibit (d)(5) to the Schedule TO.*

 ----------------
 *  Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: August 16, 2001              RADISYS CORPORATION




                                      By:  /s/ GLENFORD J. MYERS
                                           -------------------------------------
                                           Glenford J. Myers
                                           President and Chief Executive Officer


                                      DRAKE MERGER SUB, INC.



                                      By:  /s/ GLENFORD J. MYERS
                                           -------------------------------------
                                           Glenford J. Myers
                                           President

                                  EXHIBIT INDEX


      EXHIBIT NO.   DESCRIPTION
      ----------    -----------

      Exhibit 1 Offer to Purchase dated July 5, 2001, as amended. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO.

      Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Schedule TO.*

      Exhibit 3 19.9% Option Agreement, dated as of June 29, 2001, by and among RadiSys Corporation and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(2) to the Schedule TO.*

      Exhibit 4 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit (d)(3) to the Schedule TO.*

      Exhibit 5 Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc. Incorporated by reference to Exhibit (d)(4) to the Schedule TO.*

      Exhibit 6 Termination and Buy-Out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich. Incorporated by reference to Exhibit (d)(5) to the Schedule TO.*

 ----------------
 *  Previously filed.